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                                                                 Exhibit (a)(6)

October 11, 2001
RE: Offer to Purchase Limited Partnership Interests


Dear Fellow Investor:

The purpose of this letter is to update you on the status of our Offer to buy your Limited Partnership Units in [Partnership] for $[ ] per Unit in cash. Our Offer Price will be reduced by any distributions made on or after August 31, 2001 and the transfer fee charged by the Partnership of $50.00 per transfer, not per Unit.

Madison Capital Management, LLC is an investment firm that, with its affiliates (collectively, "Madison"), buys units in hundreds of under-performing limited partnerships. This offer is made by one such affiliate, Madison Liquidity Investors 112, LLC (the "Purchaser"). We are not affiliated with the Partnership or the General Partner. We are principals seeking to acquire Units only for our investment portfolio (and are not a matching service or a professional broker or dealer who regularly re-sells units) and are not interested in acquiring controlling interests in limited partnerships.

Please consider the following in evaluating our Offer:

 . STATUS OF CURRENT OFFER. Due to the tragic events on September 11, 2001, Madison was unable to distribute this offer to investors in enough time for them to respond by the Offer's Expiration Date, October 2, 2001. Consequently, Madison is extending the expiration date to provide investors with additional information and allow them the opportunity to accept our Offer. On September 14, 2001, the Partnership's General Partners mailed a letter to investors in response to our Offer and advising unitholders to reject our Offer. It is Madison's opinion that this recommendation by the General Partners is biased considering the lack of liquidity for these units and that the General Partners do not want an investor such as Madison as a unitholder in their partnerships. Madison is a professional liquidity provider. As such many General Partners would rather not allow us to become involved in their partnerships.

Madison is simply offering liquidity to these investors who have a need to liquidate their investments at this time. Madison is not attempting to take advantage of investors or steal units from unitholders, as the General Partners have implied in their response letter. Madison will pay investors promptly upon receipt of confirmation of transfer from the transfer agent. Contrary to the General Partners' statement, Madison would never perform such fraudulent acts as executing an address change in order to collect investors' distributions then never pay investors for their units. In fact, Madison has purchased units from over 50,000 investors nationwide.

 . CURRENT MARKET DATA. To the best of our knowledge, there was only one sale during the two months ended July 31, 2001, as reported in the July/August issue of The Partnership Spectrum (the most recent issue available). The
above-mentioned sale occurred at $[   ] per Unit. When adjusted for typical
commission charges of 10.0%, the net trading price for comparison to our offer
would be $[   ] per Unit. The General Partner also has a Distribution
Reinvestment Plan ("DRP"). The price paid for units transferred pursuant to the DRP since the Partnerships inception has been $[ ] per unit. However, Madison is unaware of unitholders' ability to sell units through the DRP at this price.

 . DISTRIBUTIONS. The Partnership pays regular quarterly distributions. As stated in the Limited Partnership Agreement ("LPA"), the General Partner is required to make distributions within 30 days following the close of each fiscal quarter or as soon thereafter as practicable.

 . ILLIQUID UNITS. Since the Units are not regularly traded in a formal market, they are difficult to sell. Madison is unaware of any near term liquidation plans for the Partnership. According to the LPA, the Partnership is not required to fully liquidate until December 31, 2019. The following statement is made in the Partnerships most recent 10-K about the market for Partnership Units, "There is no public trading market for the Units, and it is not anticipated that a public market for the Units will develop."


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 .  YOU WILL FOREGO FUTURE BENEFITS OF OWNING UNITS. Tendering Unitholders will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. The Offer Price may be less than the total amount, which you might otherwise receive with respect to your Units over the remaining term of the Partnership.

 . WE SEEK TO MAKE A PROFIT ON THE PURCHASE OF UNITS. We are making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. In establishing the Offer Price, we are motivated to establish the lowest price that might be acceptable to Unitholders consistent with our objectives, which may conflict with your interest in receiving the highest price for your Units

 . CONDITIONS OF SALE. Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in the Offer to Purchase.

 . YOU MAY ATTEMPT TO SELL IN THE SECONDARY MARKET. The Offer Price is less than prices recently quoted by secondary market matching services. We believe, however, that transactions through secondary market services are costly and time consuming, and that quoted prices often differ from the price a seller actually receives.

According to the July/August issue of The Partnership Spectrum the General Partners Net Asset Value is $[ ] per unit. We are unaware of the methodology used to calculate this NAV. The NAV is a hypothetical value of the Units based on an assumed sale of the Partnership's assets as of a certain date. There can be no assurance that such value will be received in the future.

We will purchase a maximum of 7.5% of the outstanding Units in our Offer. If Unitholders offer us more, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and (ii) transfer of the Units to us, subject to Section 4 - "Proration" of the Offer to Purchase and the other terms and conditions of the Offer. All sales of Units will be irrevocable by you, subject to Section 5 - "Withdrawal Rights" of the Offer to Purchase. The Offer to Purchase, Exhibit (a)(1) to the Schedule TO, which was previously sent to you, and the Supplement contain a full discussion of the terms of the Offer.

If you wish to accept our Offer:

1. Please complete the Medallion Signature Guarantee on the enclosed Agreement of Assignment and Transfer (this can be done by your broker or a bank where you have an account).
2. Return it in the enclosed envelope, along with your Limited Partnership Certificate (if one was issued to you and is available).

Our offer will expire at 5:00 pm New York Time on November 2, 2001, subject to any extension. We encourage you to act promptly. We will automatically extend our Offer by ten business days if any distributions are made by the Partnership within ten business days of the expiration of the Offer. By accepting the offer, you will agree that we are entitled to all distributions made by the Partnership on or after August 31, 2001. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce the Offer Price you receive by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will issue a press release. Those who wish to obtain additional information on press releases, possible extensions or how distributions paid by the Partnership may affect the payment process (including the final payment amount) may call our customer service line at the number below. We reserve the right to extend, amend or terminate the Offer.

Please call us at (800) 269-7313 (toll-free), or send a fax to (303) 957-2098, if you have any questions. If you miss the Expiration Date and still wish to sell, please call us to learn if we are able to accept your Units. Thank you for your consideration of our offer.

Very truly yours,


Madison Liquidity Investors 112, LLC